SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:   'Full Year 2008 New Business - Part 1

Embargo: 07:01am Friday 20 February 2009

PRUDENTIAL PLC FULL YEAR 2008 NEW BUSINESS RESULTS

STRONG GROUP CAPITAL POSITION - ESTIMATED IGD SURPLUS £1.7BN

WE SEPARATELY ANNOUNCE TODAY THE TRANSFER OF THE LEGACY AGENCY BOOK IN TAIWAN AND THE TAIWAN AGENCY FORCE TO CHINA LIFE INSURANCE COMPANY LTD (TAIWAN) WHICH WILL INCREASE THE IGD SURPLUS TO APPROXIMATELY £2.5BN

TOTAL GROUP INSURANCE SALES UP FIVE PER CENT

TOTAL ASSET MANAGEMENT NET INFLOWS OF £4.3BN

	APE	Growth in Sterling	Growth in Local Currency
Total Group Insurance	£3,024m	5%	1%
Asia	£1,362m	6%	(1)%
US	£716m	7%	(1)%
UK Retail	£803m	10%	10%
UK Total	£947m	4%	4%
Asia Asset Management	Net inflows of £0.9bn	(71)%	(75%)
M&G	Net inflows of £3.4bn	(31)%	(31)%

Mark Tucker, Group Chief Executive said:

"Prudential has delivered a very good sales performance with overall Group Insurance new business up five per cent in a really challenging environment.

Our retirement led strategy, underpinned by our international presence, product and distribution capabilities and brands, has resulted in strong performance across the Group, with each of the businesses demonstrating positive momentum in exceptionally volatile and turbulent conditions and benefiting overall from a flight to quality.

Our sales in Asia were up six per cent, we achieved record sales in the US, which were up seven per cent and our UK business continues to demonstrate its ability to attract profitable business with retail sales up 10 per cent and overall sales up four per cent. Our asset management businesses have produced an excellent performance; M&G achieved net inflows of £3.4bn and the Asia asset management business recorded net inflows of £0.9bn.

Our capital position is strong and robust, driven by our prudent and proactive risk management. Our Insurance Groups Directive (IGD) capital surplus is estimated at £1.7bn before allowing for the 2008 final dividend giving a solvency ratio of 160 per cent. This is composed of our IGD surplus at 31 December 2008 which is estimated at £1.4bn and of an additional £0.3bn which the FSA has allowed us to include in our IGD surplus going forward, as a result of an innovative structure we have entered into.

The £0.3bn of additional IGD capital reflects our ability to realise a portion of the shareholders' economic interest in the future transfers from the UK With-Profits Fund, which in total was worth £1.7bn at 31 December 2008. Going forward, there is the opportunity to develop similar transactions which may allow us to access more of the residual £1.4bn if required.

In addition to this strong capital position, the total credit reserve for the UK shareholder annuity funds was £1.4bn at the end of the year.

Today we entered into an agreement to transfer the assets and liabilities of our agency distribution business in Taiwan to China Life Insurance Company Ltd (Taiwan). The business to be transferred includes Prudential's legacy interest rate products in Taiwan. This agreement is significantly value enhancing for the Group. As a result of the transfer and on completion, there will be a net increase in the Group's IGD surplus of approximately £800 million further strengthening our already robust capital position. Embedded value will increase by approximately £90m after restructuring costs.

These factors together with the Group's strong underlying earnings capacity, our hedging programmes and additional areas of flexibility, position the Group to withstand significant further deterioration in market conditions should they occur. For instance, an instantaneous further decrease of 40 per cent in equity markets levels from 31 December 2008 would reduce our IGD surplus by £350m.

We expect 2009 to be a challenging year and for global financial markets to remain difficult. In this environment we have taken a prudent approach to our 2009 plans, balancing new business with cash generation and capital conservation as our key drivers.

We will continue to position ourselves to take advantage of any upturn in the market and, with a clear focus on the interests of our shareholders, we will evaluate carefully any strategic opportunities that arise from market dislocation.

We firmly believe that our combination of financial strength and focused strategy will enable us to out-perform our competition over the economic and financial cycle. We remain firmly committed to our current dividend policy."

Financial Management

We entered 2008 in a defensive position and have remained focused on prudent and proactive management of our balance sheet and risk profile, as illustrated by our decision taken in June 2008 not to proceed with the re-attribution of the PAC inherited estate. Throughout the year, our capital position remained resilient and we have maintained liquidity at robust levels. We continue to impose stringent stress testing on our key capital measures to ensure we can withstand, both in the short and medium term, further very significant market shocks.

Capital Management

The Group's risk appetite framework sets out our tolerance to risk exposures, our approach to risk management and return optimisation. The risk profile of the Group is continuously monitored against agreed limits and key risk mitigation strategies include asset liability management, the use of derivatives to hedge relevant market risks, as well as reinsurance and corporate insurance programmes.

Our capital position is strong and robust, driven by our prudent and proactive risk management. Our Insurance Groups Directive (IGD) capital surplus is estimated at £1.7bn before allowing for the 2008 final dividend giving a solvency ratio of 160 per cent. This is composed of our IGD surplus at 31 December 2008 which is estimated at £1.4bn and of an additional £0.3bn which the FSA has subsequently allowed us to include in our IGD surplus going forward, as a result of an innovative structure we have entered into. The IGD capital surplus on a consistent basis (i.e. before allowing for a dividend) at the end of 2007 and at the end of the third quarter 2008 was £1.9bn and £1.4bn respectively.

The £0.3bn additional IGD capital reflects our ability to realise a portion of the shareholders' economic interest in the future transfers from the UK With-Profits Fund, which in total was worth £1.7bn at 31 December 2008. Going forward, there is the opportunity to develop similar transactions which may allow us to access more of the residual £1.4bn if required.

In addition to this strong capital position, the total credit reserve for the UK shareholder annuity funds was £1.4bn at the end of the year. We have increased this credit reserve by £0.8bn in 2008 and it is equivalent to 80bps per annum over the lifetime of the assets. This reserve would allow us to withstand a repeat of the average Moody's default experience from the Great Depression, occurring every year for the life of the book.

Today we entered into an agreement to transfer the assets and liabilities of our agency distribution business in Taiwan to China Life Insurance Company Ltd (Taiwan) The business to be transferred includes Prudential's legacy interest rate products in Taiwan. This agreement is significantly value enhancing for the Group. As a result of the transfer and on completion, there will be a net increase in the Group's IGD surplus of approximately £800 million, still further strengthening our already robust capital position. Embedded value will increase by approximately £90m after restructuring costs.

These factors together with the Group's strong underlying earnings capacity, our established hedging programmes and additional areas of flexibility position the Group to withstand significant further deterioration in market conditions should they occur.

  An instantaneous further 40 per cent fall in equity markets from 31 December 2008 levels would reduce the IGD surplus by £350m

  A 150bps reduction in interest rates from 31 December 2008 would reduce the IGD surplus by £300m. This should be further reduced post the completion of the sale of our Taiwan legacy agency book.

A wide range of capital management initiatives and risk mitigation options remain available to the Group to manage the IGD capital position. They include the use of reinsurance and similar structures to crystallise the value of future cash flows, the implementation of further hedging strategies and actions to conserve and/or release capital.

Equity Risk

In our UK business, most of our equity exposure is incurred in the With-Profits Fund. The large inherited estate estimated at £5.4bn at 31 December 2008 provides us with a cushion against direct shareholder exposure. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

In Asia, a high proportion of our in-force book is made up of unit-linked products with limited shareholder exposure to equities. We have minimised the sensitivity of our IGD position to Asian equity market levels by selling down the equity holdings outside our unit-linked holdings.

In the US, where we are a leading variable annuity provider, there are well understood risks associated with the guarantees embedded in our products. We provide guarantees for minimum death benefit (GMDB) on all policies in this class, minimum withdrawal benefits (GMWB) on 67 per cent of the book and minimum income benefits (GMIB) on only 11 per cent. To protect the shareholder against the volatility induced by these embedded options we use both a comprehensive hedging programme and reinsurance.

Variable annuity sales are focused on meeting the needs of conservative and risk averse customers seeking reliable income in retirement, who display little tendency to arbitrage their guarantees. They select conservative investment options and importantly, buy fewer guarantee products, compared to the industry as a whole. This is because our operational platform allows us to tailor more than 3,000 product combinations, which means customers are not sold guarantees that they do not need. This enables us to be price competitive whilst not over-exposing the Company to guarantee risk. The conservative and straightforward nature of our investment options makes hedging a more straightforward process.

We do not compete on price: our individual guarantees tend to be more expensive than the average because we want to sell at a price where we can hedge or reinsure our risks. However many of our competitors offer "bundled" products where the customer pays for guarantees that they do not require. Our more tailored offering allows us to remain price competitive whilst pricing the guarantees appropriately.

We do not actively market GMIB and where it is selected we reinsure. Reinsurance covers both the in-force book and new business for the life of the policy; if reinsurance were not to be available we would not sell this option.

We take a macro approach to hedging that covers all the equity risk in the US business, including all exposure to GMDB and GMWB guarantees. Within our macro approach we utilise the natural offsets that exist between the variable annuity guarantees and the fixed-indexed annuity book and then use a combination of OTC options and futures to hedge the residual risk allowing for significant market shocks and limiting the amount of capital we are putting at risk. The hedging programme covers both the in-force book and new business for the 'greeks' i.e. changes in equity market levels, the rate of change in market levels and equity market volatility as well as interest rate movements. In addition we hedge the fees on variable annuity guarantees.

Due to the Company's sales approach, disciplined pricing and dynamic hedging of its variable annuity guarantees, Jackson's equity hedging gains offset the effect of the 38.5 per cent drop experienced in US equity markets in 2008 on a statutory capital basis, an excellent outcome. Jackson was one of very few US life insurance companies to achieve this level of success with its variable annuity hedging programme in 2008.

Interest Rate Risk

As previously indicated, interest rates primarily impact our Asia and US businesses. In Asia, our exposure will be reduced following the agreement with China Life Insurance Company Ltd (Taiwan) to transfer the agency based business in Taiwan, which includes Prudential's legacy interest rate products. The remaining exposure in Asia is mainly from guarantees on traditional shareholder-backed life products and asset-liability mismatches, primarily in Japan and Korea. This exposure is within our risk appetite and is managed carefully on an ongoing basis. We have a range of risk mitigation options available to us if we wish to reduce this exposure. In certain territories interest rates are at historically low levels which reduces our downside risk.

In the US, there is interest rate risk across the portfolio. Fixed annuity interest rate exposure is managed through a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly, and through the contractual ability to annually reset crediting rates. The average traditional fixed annuity crediting rate is 91bps above the guaranteed crediting rate.

Historically we have had a significant IGD sensitivity relating to the mark to market accounting of interest rate derivatives. During the quarter we have worked with the US regulator to recognise the effectiveness of interest rate hedging and the statutory valuation now accounts for hedges and the hedged items on a consistent basis.

In the UK at very low interest rates there is some exposure to asset liability mismatches in the shareholder annuity fund.

Credit

2008 has been a period without precedent for the global debt markets with illiquidity and credit spreads reaching all time highs. The Group's debt portfolio on an IFRS basis is estimated at £95bn at 31 December 2008 excluding holdings attributable to external unit holders.

Of this total, £59bn is in the UK of which £38bn is within the UK With-Profits fund where protection is primarily provided by the inherited estate. Outside the With-Profits fund there is £4bn held in unit linked funds where the shareholder risk is limited and there is £17bn backing the shareholder annuity business and other non-linked business of which £13bn relates to corporate bonds and £4bn is in government securities.

Within the UK shareholder annuity funds, we have built up a significant credit reserve of £1.4bn to allow for future defaults. This reserve can withstand the equivalent of the average default experience during the Great Depression occurring every year over the life of the portfolio. In 2008, we have experienced credit defaults of £93m that relate to shareholder funds 0.5 per cent of the portfolio.

Asia's debt portfolio totals £11bn, approximately 64 per cent is invested in Unit-Linked and With-Profits funds with minimal shareholder risk. For Asia, the portfolio has performed very well with 2008 defaults totalling only £20m.

The final and most significant area of exposure to credit risk for the shareholder is Jackson. Jackson's fixed income portfolio is estimated at £24bn and comprises Corporate Debt £16bn, Commercial Mortgage Backed Securities (CMBS) £2bn, Residential Mortgage Backed Securities (RMBS) £4bn and others £2bn. We entered the cycle in a defensive position and the portfolio is managed rigorously.

The US Corporate Debt portfolio of £16bn is 92 per cent investment grade. Concentration risk is low with the top ten holdings accounting for only five per cent of the portfolio. The high yield portfolio is also well diversified with an average holding of £8m. Our single largest sector exposure in the investment grade portfolio is Utilities at 13 per cent. We actively manage the portfolio and will sell exposure as events dictate; for example we reduced our holding in both Lehman and Washington Mutual early in 2008.

Within the RMBS portfolio of £4bn, the Agency guaranteed portion is 50 per cent. Another 25 per cent of the portfolio relates to investments pre-2006/2007 vintages where experience has been much more positive than later vintages. Our exposure to the 2006/2007 vintages is £946m of which £617m is invested in the senior part of the capital structure, therefore significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £329m.

The CMBS £2bn portfolio is performing strongly, 85 per cent of the portfolio is AAA and only one per cent is below investment grade. We materially reduced non-AAA purchases after 2004 given the significant deterioration in underwriting standards observed in the market and in line with rating agencies' guidelines. The entire portfolio has an average credit enhancement level of 30 per cent which provides significant protection i.e. the bond has to incur a 30 per cent loss, net of recoveries, before we are at risk.

In 2008, Jackson's total defaults were £78m of which £5m were incurred in the fourth quarter. As part of our active management of the book we incurred net losses on sale of impaired bonds of £127m of which £67m happened in the fourth quarter of 2008.

IFRS write downs excluding defaults for the year were £419m, an increase of £228m in the fourth quarter of 2008.

The impairment process reflects a rigorous review of every single bond and security in our portfolio. We believe that the accounting rules for impairments are necessarily conservative and not always consistent with economic losses and although the accounting requires us to book them as losses through our income statement, we would expect only a portion of these impairments to eventually turn into defaults and a proportion of these impaired securities to recover in price over time.

In considering potential future losses for Jackson, it is essential to examine the key components of the debt portfolio. As at 31 December 2008, 93 per cent of Jackson's total debt portfolio of £24bn consisted of investment grade securities and seven per cent were high yield. Historically, the highest global default rates during a recession have averaged 1.6 per cent for investment grade and 15.4 per cent for high yield, although not necessarily in the same year (Source: Moody's Global Corporate Finance - February 2008). Applying these historically high default rates to our portfolio would generate losses which can be absorbed within our IGD surplus.

Unrealised Losses

The entire market for fixed income securities has been re-priced downward from historically tight spreads of approximately 100 bps during the first half of 2007 to historically wide spreads of over 640 bps on investment grade paper at the end of 2008. Wider credit and liquidity spreads are causing the average investment grade security to trade around the mid to high 80's. It is important to keep in mind that we have the intent and ability to hold these fixed income securities to maturity which in economic terms limits the impact of the current market dislocation.

Jackson's unrealised losses across the whole portfolio for the year are estimated at £3.2bn or 12 per cent of the portfolio and rose in the fourth quarter by £1.3bn as credit spreads moved to all time highs and bond prices to all time lows. Unrealised losses on securities priced at less than 80 per cent of face value were £1.9bn at 31 December 2008. We believe that the accounting impact of these unrealised losses significantly overstates the risk of economic losses on our portfolio at current price levels.

Liquidity

The Group remains comfortable with its liquidity position at holding and subsidiary company level. The holding company has significant internal sources of liquidity which are sufficient to meet all of our requirements for the foreseeable future without having to utilise external funding. In aggregate the Group has £2.1bn of undrawn committed facilities and has recently renewed its £1.4bn undrawn syndicated committed banking facility for a further three years and renewed its £500m securities lending back-up facility.

Business Review

Asia insurance operations

Prudential Corporation Asia had a strong fourth quarter, the second most productive fourth quarter in its history and an excellent performance relative to the market. Although official market statistics are not yet available, we believe we are the leading foreign company or joint venture in seven of our twelve life markets and the overall market leader in four of these. This demonstrates the resilience of our strategy, with its emphasis on agency led distribution and regular premium business.

We have seen growth in regular premium business of 10 per cent during 2008 which compares favourably to a decline of 19 per cent in single premium business due to continued market volatility and regulatory changes in Singapore.

Sales in the fourth quarter of £329m were up eight per cent compared to the third quarter. On a constant exchange rate basis sales declined 11 per cent. This was largely due to the impact of unfolding economic events in October and November and their negative impact on customer sentiment. However, there was a strong bounce back in December as initiatives and incentives, including the promotion of the with-profits and protection business, started to have an impact. Sales in December were £140m only three per cent lower than December 2007, which was Prudential Corporation Asia's highest sales month on record. APE for health and protection product lines was £325m in 2008, representing a very strong 34 per cent growth over 2007, reflecting the inherent strength of these products despite market dislocation and also the focused execution of our Health product strategy.

Our agency force, which is the largest in the region, grew three per cent in 2008 to 420,000 agents. Average agency activity during 2008, in terms of cases per agent, has remained broadly in line with 2007. However, average case sizes have declined reflecting lower single premium business and an increased proportion of lower premium, but higher margin, protection business.

New business through Prudential's successful bank distribution network was 38 per cent higher than in 2007 and generated 19 per cent of total APE, up from 15 per cent. In July 2008, Prudential and Standard Chartered Bank announced the renewal and extension of their original bank distribution agreement covering Hong Kong, Singapore and Malaysia and the inclusion of Japan and Thailand within this master agreement for the first time. This complemented the previously announced agreement for Taiwan in September 2007. With the addition of Vietnam in January 2009 Prudential products are now sold through Standard Chartered Bank branches in nine markets across the region.

In summary for full year 2008, APE sales of £1,362m were six per cent higher than 2007 and only one per cent lower than 2007 on a constant exchange rate basis, an excellent result for the year given market conditions in the second half.

Looking at each of the major markets in more detail:

In China fourth quarter sales of £11m were 22 per cent above the third quarter. New business sales for the year of £38m were 31 per cent higher than 2007 which reflects the improved sales results through the bancassurance channel where we are taking advantage of the large customer base and the distribution infrastructure of our partners. In 2008, CITIC Prudential Life remained the second largest foreign provider of individual life new business on an APE basis and the largest joint venture company.

In Hong Kong, fourth quarter sales of £46m were in line with the third quarter but 35 per cent lower in local currency reflecting the general climate and local issues relating to Lehman Brothers that were particularly significant in the bank channel. However, there was a strong recovery in December with agency production up 97 per cent over November. For the full year 2008, Hong Kong was 23 per cent higher than 2007 and up 13 per cent on a local currency basis reflecting the notably successful launch of PRUlink Wealth Builder, the first regular premium back-end loaded linked product and also the on-going success of our retirement planning and protection product campaigns. We expect to have increased new business market share in Hong Kong during the year and to have moved up to second place.

India had a very challenging fourth quarter with a sharp decline in Indian equity markets as well as the impact of the Mumbai terrorist attacks. New business APE of £35m was down 26 per cent on the third quarter. The full year in India started very strongly as the investment in new branches and the development of alternative distribution channels during 2007 continued to deliver. New business for the year of £208m was 16 per cent higher than 2007 and 12 per cent higher on a local currency basis. This growth was primarily driven by regular premium business which grew 14 per cent during 2008. The business retains its position as the leading foreign joint venture in terms of new business market share.

Prudential's business in Indonesia continues to perform very strongly with sales of £47m in the fourth quarter up 12 per cent on the third quarter. Sales growth rates did slow in September and October as the global economic crisis unsettled the market but Prudential finished with a new record sales month in December. Sales for the full year of £176m are up 45 per cent driven by the continuing successful expansion of distribution. The agency force grew by 21 per cent in 2008 and now totals 60,000 agents making it our second largest agency force in the region. Additionally, a new agency segmentation programme has also enabled us to target development resources more effectively. Indonesia has the world's largest Muslim population and Prudential launched very popular Shariah compliant Takaful products in the first quarter. We are confident we outgrew the market and built upon our market leading position.

Market conditions in Korea have been challenging during the whole of 2008 with the Korean economy under considerable pressure and the bancassurance market evolving for foreign players into more of an open architecture format, with tough competition for distribution. Prudential saw new business volumes of £219m decline nine per cent on a local currency basis. The general agency (broker) channel has seen a marked shift away from variable unit linked products in favour of risk based and interest sensitive products. We have concerns over the long term profitability of these products and in line with our value over volume imperative, we are not competing in this sector. We expect to have gained market share relative to other foreign competitors in the market during the second half of 2008.

Our business in Malaysia launched an agency transformation programme in early 2008 and this has driven a significant increase in agency activity and resulted in our Malaysian operations' highest ever month for new business in December 2008. As elsewhere, October and November were depressed, but the fourth quarter 2008 sales of £36m were up 33 per cent over the third quarter. Total new business in 2008 of £102m was 24 per cent higher than 2007 and up 11 per cent on a local currency basis. This includes Prudential's share of its joint venture with BSN in Malaysia for Takaful business. In total, Takaful now represents around 21 per cent of new business. We expect Prudential Malaysia to have increased its market share during 2008 and that we are now the market leader in terms of new business APE.

With its economy particularly dependent on inter-regional trade and financial services, Singapore has been particularly badly affected by the economic crisis and sales dipped markedly in October and November. However, there were encouraging rebounds in new business in December, with volumes almost double November's. Singapore's fourth quarter of £26m was up 18 per cent over the third quarter and flat in local currency terms. Changes to the Central Provident Fund rules in Singapore drove a surge in single premium business in the first quarter but for the remainder of the period Prudential's emphasis has been on regular premium business, up 17 per cent for the year and protection, up 33 per cent; strong results given the market conditions. With total new business for 2008 of £112m we expect to have retained our market leading position in Singapore with a significantly higher proportion of higher margin protection products.

The economy in Taiwan is also suffering from the impact of the economic crisis. The market has been challenging for us as competitors have been offering short term and interest sensitive products that are unappealing from a shareholder value perspective. However, in November and December there was an encouraging surge in bancassurance reflecting the agreement we signed with Standard Chartered Bank in 2007 and a new sales methodology with E.Sun - our other major bancassurance partner in Taiwan. Agency sales also recovered strongly in December, collectively making this the third highest month ever for new business for Prudential in Taiwan, behind May and June 2007. The fourth quarter of £71m was 97 per cent higher than the third quarter of 2008. The full year of £204m was 12 per cent lower than 2007 where the second quarter in 2007 included the exceptionally successful variable unit linked product and retirement campaign launch. We expect to have increased market share in the fourth quarter in Taiwan.

In the Philippines, Thailand  and  Vietnam, new business growth has also reflected the general market conditions. Japan has been affected adversely by the regulatory driven changes to an increasing term life product effective from the second quarter. In Vietnam we remain the market leader.

US insurance operations

Jackson delivered record total APE sales of £716m in 2008, representing a seven per cent increase over 2007 in a year when the industry faced numerous challenges. Whilst aided this year by exchange rate movements, APE retail sales in 2008 were £596m, representing the highest level of retail sales in the company's history. This achievement demonstrates the resilience of Jackson's business model and the importance of the diversification of its product portfolio.

In the first three quarters of 2008, Jackson ranked fourth in variable annuity net flows and experienced a very low level of outflows as a percentage of inflows, compared to the rest of the industry. Jackson ranked sixth in sales of traditional deferred fixed annuities during the first three quarters of 2008, up from tenth as at year end 2007, with a market share of five per cent.

Variable annuity APE sales of £349m in 2008 were down 23 per cent from 2007 as a result of continued volatility in US equity markets and our determination to place value ahead of volume or market share. Whereas some competitors were engaging in price competition, Jackson maintained its disciplined approach to the pricing of its variable annuities. In the fourth quarter, Jackson's variable annuity sales declined six per cent in local currency (up 13 per cent at AER) compared with the third quarter due to particularly severe equity market disruption. However this represents a relative out-performance of the industry, which is estimated to have declined by 14 per cent (Morningstar, Inc.).

Fixed annuity APE sales of £172m were up 202 per cent up on 2007, reflecting Jackson's ability to meet changing customer demands through its diversified product range.

Fixed index annuity APE sales of £50m in 2008 were up 11 per cent over 2007. Jackson introduced new products that were very well received by advisors and helped drive the company's year-on-year increase in sales.

Jackson's retail annuity net flows were up six per cent from 2007, reflecting continued low levels of surrender activity.

Institutional APE sales of £120m in 2008 were up 28 per cent on 2007. Jackson continues to participate in this market on an opportunistic basis when margins are attractive.

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, had total assets under management of £1.8bn at the end of 2008 compared with £1.7bn at the end of 2007. Curian generated deposits of £591m in 2008, down 11 per cent on 2007.

UK insurance operations

Total APE sales for Prudential UK in 2008 of £947m were four per cent higher than those achieved in 2007. Retail sales of APE £803m were up 10 per cent year-on-year, benefiting from very strong growth in sales of with-profits bonds.

Individual annuity sales of £280m were in line with those achieved in 2007, despite the volatile market conditions experienced throughout much of the year. This reflects the continued strong performance from Prudential UK's internal vestings book where sales rose 14 per cent to £160m. However, sales through partnerships and intermediaries declined slightly, reflecting the competitive market environment and the decision by some customers to delay purchasing an annuity due to investment market losses which have led to decreases in the value of their pension funds.

Sales of with-profits bonds were £98m, an increase of 139 per cent on 2007. This strong sales growth reflects the strength of Prudential UK's with-profits offering and a growing demand for this type of product as consumers are increasingly looking to protect themselves from market downturns, especially when invested in an actively-managed, well-run and financially strong fund.

Total with-profits bonds sales include PruFund, Prudential UK's unitised and smoothed investment plan. PruFund sales were particularly strong during the year at APE £70m, an increase of 273 per cent. Since October 2008, PruFund has been available across Prudential UK's range of tax wrappers including individual pensions, income drawdown, onshore and offshore bonds and is now panelled across almost all the major UK retail banks. Prudential UK also launched its new PruSelect range of unit-linked funds across its pensions and investments products, more than doubling the number of funds available.

Lifetime mortgage sales of £24m were 50 per cent higher than those achieved in 2007, despite only modest growth in the overall size of the lifetime mortgage market. In an environment of falling house prices and the associated increased risk of negative equity, Prudential UK maintained pricing discipline and reduced its loan to value ratio which has had a negative impact on the latter part of 2008. Prudential remains one of the leaders in this market in 2008 with a 23 per cent market share.

Income drawdown sales of £8m were up 167 per cent year-on-year. Income drawdown allows customers to take a flexible income from their pension fund, while keeping the balance of the fund fully invested, until an annuity is purchased. The product provides a bridge between the pensions and annuities products and allows Prudential to offer a complete portfolio of retirement savings options.

Individual pensions sales of £38m were six per cent higher than 2007. Sales of the Flexible Retirement Plan, Prudential UK's factory-gate priced individual pension product, have grown strongly with sales in 2008 of APE £11m up 123 per cent.

Offshore sales in the year were up 26 per cent on 2007 at £59m, driven by strong sales of the new open architecture Portfolio Account launched in March 2008.

PruHealth,  which is included in our new business for the first time,  continues to grow strongly and covered 187,000 lives at the end of 2008, an increase of 32 per cent over the year. APE sales of £16m were up 23 per cent.

Corporate pension sales of £249m were up one per cent year-on-year, benefiting from strong sales from existing schemes. This result included securing Nationwide's deposit based Additional Voluntary Contribution business, confirming Prudential UK's status as the leading provider in this market.

Prudential UK maintained its focus on value in the bulk annuity and back-book markets in 2008, completing transactions totalling APE £142m. This compared with the £180m written in 2007 which included the significant with-profits annuity book transaction with Equitable Life.

The transactions completed in 2008 included the bulk annuity buy-in agreements with Goldman Sachs for the reinsurance of APE £30m of Rothesay Life's non-profit annuity business and with the Trustee of the Cable & Wireless Superannuation Fund for the reinsurance of APE £106m of liabilities relating to the scheme's pensions in payment.

Asset Management

M&G

M&G had a very strong year in 2008 posting record gross fund inflows of £16.2bn, an increase of 10 per cent on 2007. Despite the backdrop of extremely difficult markets, M&G delivered £3.4bn of net fund inflows. This was 31 per cent lower than in 2007 but nonetheless compared favourably with an industry where many competitors saw net redemptions. M&G's total funds under management were £141bn at 31 December 2008 (of which £94bn related to funds managed on behalf of Prudential Group companies), down 15 per cent on 2007. Investment performance remained extremely robust with 35 per cent of retail funds in the top quartile.

The Retail business has been particularly resilient, recording a four per cent year-on-year increase in gross sales to £9bn. M&G's market-leading bond and equity products attracted net sales of £2.1bn, 23 per cent lower than 2007, largely due to weaker international sales. The UK business saw a 62 per cent jump in net inflows to £1.9bn from £1.2bn in 2007. By contrast, net sales across the UK industry dropped 57 per cent to £4.1bn (source: IMA,12 months to end 2008).

For the final quarter, Retail gross sales were up 23 per cent to £2.6bn, while net inflows were more than double those in the same quarter in 2007 at £0.7bn (£0.3bn). December proved a record month for net inflows, a trend that has continued in January 2009.

Annual gross sales in the Institutional business also rose, showing a 17 per cent increase to £7.1bn. The business continued to enjoy net inflows which at £1.3bn were 41 per cent lower than in 2007, principally due to the long expected loss of a single fixed-income mandate. There were also redemptions from M&G's Macro Investment Fund.

As a consequence, the institutional business saw net outflows of £1.4bn in the final quarter of 2008 (2007: £1.1bn inflow). Gross inflows for the quarter were also lower, down 21 per cent over the same period in 2007 at £1.4bn.

Asia

The Asia Asset Management business recorded £0.9bn of net inflows in 2008. These were 71 per cent lower than in the same period in 2007. There were net outflows of £0.1bn in the fourth quarter. India has seen redemptions in equity and bond funds in the fourth quarter, offsetting net inflows from Taiwan's money market funds. Of the net inflows of £0.9bn, £0.6bn (66 per cent) were flows into longer term equity and fixed income products, and £0.3bn (34 per cent) were flows into money market funds.

Total third party funds under management amounted to £15.2bn, a decrease of 12 per cent compared with 2007. Korea and Japan were the main contributors to the decline, with funds under management decreasing by 31 per cent and 26 per cent respectively.

ENDS

Enquiries:

Media		Investors/Analysts
Jon Bunn	020 7548 3559	James Matthews	020 7548 3561
Ed Brewster	020 7548 3719	Jessica Stalley	020 7548 3511

Notes to Editor:

  Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

  Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

  UK Retail sales include all products except bulk annuities and credit life sales.

  There will be a conference call today for wire services at 7.30am (GMT) hosted by Mark Tucker, Group Chief Executive, and Tidjane Thiam, Chief Financial Officer. Dial in telephone number: +44 (0)20 8609 0793. Passcode:797476#.

  There will be a conference call today for investors and analysts at 9:00am (GMT) hosted by Mark Tucker, Group Chief Executive, and Tidjane Thiam, Chief Financial Officer. From the UK please call +44 (0)20 8609 0793. Passcode 851650#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or +1 866 676 5865 from the US. The conference reference number is 254703#.

  High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).
  Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on an actual exchange rate basis. The two bases are compared in the table below.

Annual Premium Equivalent Sales
	Actual Exchange Rates			Constant Exchange Rates
	2008 Q4	2007 Q4	+/- (%)	2008 Q4	2007 Q4	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
UK	947	910	4%	947	910	4%
US	716	671	7%	716	724	(1%)
Asia	1,362	1,287	6%	1,362	1,369	(1%)
	______	______	______	______	______	______
Total	3,024	2,868	5%	3,024	3,003	1%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	Gross Inflows
	Actual Exchange Rates			Constant Exchange Rates
	2008 Q4	2007 Q4	+/- (%)	2008 Q4	2007 Q4	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
M&G	16,154	14,745	10%	16,154	14,745	10%
US	36	60	(40%)	36	65	(45%)
Asia	46,957	38,954	21%	46,957	40,875	15%
	______	______	______	______	______	______
Total	63,147	53,759	17%	63,147	55,685	13%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	Total Insurance and Investment New Business
	Actual Exchange Rates			Constant Exchange Rates
	2008 Q4	2007 Q4	+/- (%)	2008 Q4	2007 Q4	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
Insurance	16,797	16,314	3%	16,797	17,091	(2%)
Investment	63,147	53,759	17%	63,147	55,685	13%
	______	______	______	______	______	______
Total	79,944	70,073	14%	79,944	72,776	10%

8.   Financial Calendar:

2008 Full Year Results	19 March 2009
First Quarter 2009 Interim Management Statement and AGM	14 May 2009
2009 Half Year Results	13 August 2009
Third Quarter 2009 Interim Management Statement	28 October 2009

9.       About Prudential plc

Prudential plc, is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £249bn in assets under management (as at 31 December 2008). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain 'forward-looking statements' with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 February, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Jon Bunn

Jon Bunn
Director of Public Relations